December 23, 2014

Deborah O’Neal-Johnson Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Lazard Alternative Strategies 1099 Fund Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 File Nos: 333-196648 and 811-22590

Dear Ms. O’Neal-Johnson,

On behalf of Lazard Alternative Strategies 1099 Fund (the “Fund”), we are hereby filing this letter in response to your comments provided telephonically on December 19, 2014 on the Fund’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on November 12, 2014. Below, we describe the changes we have made in response to your comments and provide the information you requested. The revisions to the Fund’s Prospectus reflecting your comments will be contained in the Fund’s Definitive Prospectus, which will be filed on 497 immediately following the Fund’s Registration Statement being declared effective.

For your convenience, your comments are italicized, numbered and presented below, and each comment is followed by the Fund’s response.

Capitalized terms used but not defined in this letter have the same meanings given to them in the Registration Statement.

1. Please clarify supplementally the statement on page 1 of the “Prospectus Summary” of the Prospectus that the Fund invests substantially all of its assets in Portfolio Funds that primarily invest or trade in the securities of issuers and other financial instruments tied to an emerging market country (“Emerging Market Funds”) in the context of the Fund’s investment policy of investing at least 80% of its net assets in Emerging Market Funds.

The Fund intends to invest at least 80% of its net assets in Emerging Market Funds. As a fund of hedge funds, it does not have control over the investments made by underlying Portfolio Funds. Thus, it may only represent that it will deem a Portfolio Fund to be an Emerging Market Fund if the Portfolio Fund primarily invests or trades in the securities of issuers and other financial instruments tied to an emerging market country.

2. In regard to the Portfolio Funds’ investment in “other derivative instruments,” please note that the Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives as appropriate.

The Fund has reviewed its disclosure regarding derivatives in the “Risk Factors” section of the prospectus in the context of the Staff letter noted in your comment and does not believe any revisions are necessary at the present.

3. Please confirm that the expense examples only include the effect of the Expense Limitation Agreement during the term of the agreement (i.e., only for the 1 year example).

The expense examples have been revised to reflect the effect of the contractual fee waiver for only the first year.

4. Please confirm to the Staff that all other accounts and investment vehicles that are substantially similar to the Fund have been included in the performance information presented in Appendix B to the Fund’s Prospectus.

The Other Account is currently the only account managed by the Adviser that has substantially similar investment objectives, policies and restrictions as those of the Fund.

5. Please confirm that all fees and expenses have been deducted from the performance information presented for the Other Account.

The Fund confirms that all fees and expenses of the Other Account have been deducted from the performance information presented for the Other Account.

6. If the standardized SEC method was not used to calculate the performance information of the Other Account, the Fund should disclose how the performance was calculated and how the method differs from the standardized SEC method.

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The Fund represents that the performance information of the Other Account is calculated using the standardized method.

7. Please add “Investment Company Act of 1940 limitations” to the second to last sentence of the second paragraph on page B-1.

The requested revision has been made.

8. Please disclose prominently in Appendix B the Fund’s expected strategy change as of January 1, 2015.

The requested revision has been made.

9. Please add charts showing 1, 5 and 10 year total returns as appropriate in the performance information contained in Appendix B.

The requested revision has been made.

In connection with this filing, and as requested by the Staff, the Fund agrees that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Fund may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that the foregoing responses, together with changes being made in the Registration Statement, appropriately address all of the Staff’s comments.

If you have any questions regarding this response or require further information, please call me at (212) 756-2149. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Pamela Chen

Pamela Chen

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